Exhibit 100.3

NICE Actimize Selected by Crypto Finance Leader Circle to
 Implement Markets Surveillance and Protections Strategy

With a rapidly changing regulatory environment, NICE Actimize addresses the unique requirements of the growing crypto industry category

Hoboken, NJ, February 27, 2019 – Leading the industry with solutions supporting digital financial services offerings, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, was selected by Circle, a leading global crypto finance company, to implement its market surveillance and protections strategy. Through the usage of NICE Actimize’s Cloud Markets Surveillance (MS) solution, Circle will augment key infrastructure to guard against market manipulation across its exchange and trading products which currently see more than $3 billion in monthly trading volume.

The NICE Actimize Markets Surveillance (MS) solution enables firms to quickly and cost effectively detect sophisticated forms of market manipulation including pump and dump, layering and insider trading – all significant threats to crypto trading. Also important, NICE Actimize MS’s configurable rules engines reduce false positives and costs by enabling firms to tailor alert thresholds to their customers’ trading activity.

“As a leading crypto finance company, it was important that we work with a leading financial crime solutions provider like NICE Actimize which provides industry-leading solutions for the rapidly changing financial crime, risk and compliance landscape,” said Robert Bench, Head Regulatory Counsel and Chief Compliance Officer, Circle. “Circle has adopted a strong position on policy and crypto-related regulatory issues that focuses on the safety of our customers and investors. Adapting innovative technology solutions, such as the financial markets compliance solutions from NICE Actimize, to meeting the potential needs of regulators and protecting our assets brings this commitment full circle.”

Added Bench, “There are a number of markets surveillance vendors that address traditional asset classes, but we needed a partner that could adapt their traditional market expertise to the unique elements of the crypto market. NICE Actimize was chosen as the partner which could offer that adaptability.”

“As we lead the digital financial services industry with breakthroughs in artificial intelligence and advanced analytics, NICE Actimize will continue to innovate on behalf of the newest financial product categories, including cryptocurrencies, digital wallets, and more,” said Craig Costigan. CEO, NICE Actimize. “We recognize that Circle is a category leader committed to the highest standards of customer safeguards and are excited to be one of the industry’s first financial crime solutions providers to tackle the exciting new cryptocurrency category with secure and cost-effective protections.”

Leveraging NICE Actimize’s experience with OTC instruments, the MS solution provides a comprehensive package of surveillance models that enables global regulatory compliance across products and markets. The solution’s proven analytic capabilities offer fully automated surveillance and end-to-end workflow management, investigation, audit, and reporting/dashboard capabilities. The MS solution also utilizes ActOne, the market’s first AI-enabled financial crime investigation management platform that serves as the next generation alert and case management platform.

For additional information on NICE Actimize Market Surveillance solutions, please click here.

About Circle
Circle is a global crypto finance company, built on blockchain, powered by crypto assets, and dedicated to helping people and institutions create and share value globally. With its suite of products, Circle enables its customers to send and receive money around the world easily, as well as invest in and trade crypto assets. Learn more at circle.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.